File No. 812-13516

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

In the Matter of: Grail Advisors LLC Grail Advisors ETF Trust (f/k/a Grail Advisors’ Alpha ETF Trust)

First Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Section 15(a) of the Act, Rule 18f-2 thereunder and certain disclosure requirements.

Please send all communications to:

William M. Thomas
Grail Advisors, LLC
One Ferry Building, Suite 255
San Francisco, CA 94111
(415) 677-5870

With copies to:

Stacy L. Fuller
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006
(202) 778-9475

As filed with the Securities and Exchange Commission on May 18, 2009

TABLE OF CONTENTS

Page

I.	INTRODUCTION				1

II.	BACKGROUND				3

	A.	Grail			3
	B.	The Trust and the Funds			4
	C.	Management Structure of Funds			4
	D.	Sub-Advisers			6
	E.	Investment Advisory Agreements			6
	F.	Manager-of-Managers Arrangement			7

III.	APPLICABLE LAW AND REQUEST FOR RELIEF				9

	A.	Shareholder Voting			9

		1.	Applicable Law		9

		2.	Legal Analysis in Support of Relief Requested		10

			a.	Necessary or Appropriate in the Public Interest	10

			b.	Consistent with the Protection of Investors	17

			c.	Consistent with the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act	21

	B.	Disclosure of Sub-Advisers’ Fees			22

		1.	Applicable Law		22

			a.	Registration Statements	22

			b.	Proxy Statements	23

			c.	Semi-Annual Reports	24

			d.	Financial Statements	24

		2.	Legal Analysis in Support of Relief Requested		24

	C.	Precedent			26

IV.	CONDITIONS TO RELIEF				27

V.	PROCEDURAL MATTERS				30

VI.	CONCLUSION				30

i

I.	INTRODUCTION

Grail Advisors, LLC (“Grail” or “Manager”) and Grail Advisors ETF Trust (“Trust,” and together with Grail, the “Applicants”) hereby apply for an order (“Order”) of the United States Securities and Exchange Commission (“SEC” or “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), granting an exemption (“Multi-manager Exemption”) from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act to the extent necessary to permit the Trust, on behalf of its series that wish to employ the “manager-of-managers” arrangement described in this Application (“Funds”), and Grail, the investment adviser of the Funds without approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act, to:

(a)     engage new or additional sub-advisers (“Sub-Advisers”);

(b)     enter into and materially amend existing investment sub-advisory agreements (“Sub-Advisory Agreements”); and

(c)     terminate and replace Sub-Advisers.

The Applicants also apply for an Order under Section 6(c) of the 1940 Act exempting each Fund from certain disclosure obligations under the following rules and forms: (1) Item 14(a)(3) of Form N-lA;1 (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A; (3) Item 48 of Form N-SAR; and (4) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Each new or additional Sub-Adviser and each new or modified Sub-Advisory Agreement would be subject to approval of the Trust’s Board of Trustees (“Board”), including a

1 Applicants note that Form N-1A was recently amended by the SEC, effective March 31, 2009, and that in the amended Form N-1A, Item 14(a)(3) is renumbered as Item 19(a)(3). See Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, ICA Rel. No. 28584 (Jan. 13, 2009) (“Summary Prospectus Rule”). Accordingly, with respect to any Fund that uses the revised Form N-1A to register, references herein to Item 14(a)(3) should be read to refer to Item 19(a)(3).

1 of 36

majority of the trustees (“Board Members”) who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Independent Board Members”), of the Trust.

Applicants request relief with respect to (a) the Funds and (b) any future series of the Trust and any other existing or future registered open-end management investment company or series thereof that (1) is advised by Manager or an entity controlling, controlled by or under common control with Manager, (2) uses the management structure described in this Application, and (3) complies with the terms and conditions contained in this Application. The Trust is the only existing investment company that currently intends to rely on the requested order. If the name of any Fund contains the name of a Sub-Adviser, the name of the Manager, including the legal name of the Manager and/or any “doing business as” or business unit names used by the Manager, will precede the name of the Sub-Adviser.

The relief sought herein will not extend to any Sub-Adviser that is an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of a Fund or of the Manager other than by reason of serving as a Sub-Adviser to one or more of the Funds (each, an “Affiliated Sub-Adviser”).

Currently, the following entities serve as Sub-Advisers to one series of the Trust, the Grail American Beacon Large Cap Value ETF (“GVT”): American Beacon Advisors, Inc.; Brandywine Global Investment Management, LLC; Hotchkis & Wiley Capital Management; LLC and Metropolitan West Capital Management, LLC. The following entities serve as Sub-Advisers to a separate series of the Trust, the Grail American Beacon International Equity ETF (“GFL”): American Beacon Advisors, Inc.; Lazard Asset Management, LLC; Templeton Investment Counsel, LLC; and The Boston Company Asset Management, LLC. GVT and GFL are the “Initial Funds” of the Trust.

2 of 36

These exemptions are being sought primarily to enable the Manager to obtain the services of one or more Sub-Advisers believed by the Manager to be the most suitable to provide investment advice to the Manager or to the Funds, as the case may be, for all or a portion of the Funds’ portfolios (a) without the delay and expense to the Funds of convening special meetings of shareholders, and (b) with investment advisory fees to be paid by the Manager to the Sub-Adviser(s) at rates negotiated by the Manager with each Sub-Adviser in view of the services to be provided by such Sub-Adviser.

Applicants submit that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. Applicants believe that, without such exemptions, the Trust may be precluded from promptly and timely employing, or may be subject to additional expenses of proxy solicitation when employing, Sub-Advisers best suited to the needs of the Funds.

II.     BACKGROUND

A.     Grail

Grail is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”). Grail is a Delaware limited liability company, with its principal office located at One Ferry Building, Suite 255, San Francisco, CA 94111. Grail is a majority-owned subsidiary of Grail Partners LLC.

The Board has approved an advisory agreement with Grail on behalf of the Initial Funds (“Investment Advisory Agreement”) pursuant to which Grail serves as investment adviser to those Funds. Under the Investment Advisory Agreement, Grail is responsible for providing or overseeing the provision of all investment advisory and portfolio management services for the Funds, including developing the investment program for each Fund. In return

3 of 36

for the services and facilities it provides, Grail receives a fee from each Fund, computed as a percentage of the Fund’s average daily net assets (“Advisory Fee”).

B.     The Trust and the Funds

The Trust is registered under the 1940 Act as an open-end management investment company and organized as a Delaware statutory trust. Currently, the Trust offers one of the Initial Funds – i.e., GVT;2 other Funds may be added in the future. It is anticipated that each of the Funds will operate as actively managed exchange-traded funds (“ETFs”), either in reliance on the Trust’s ETF exemptive order or in reliance on any SEC rule adopted to permit funds to operate as ETFs.3 Pursuant to an Investment Advisory Agreement that complies with Section 15(a) of the 1940 Act, Grail will serve as investment adviser to each Fund.

C.     Management Structure of Funds

Under the Investment Advisory Agreement, the Manager is responsible for providing a program of continuous investment management to each Fund in accordance with the investment objective, policies and limitations of the Fund as stated in the prospectus and statement of additional information (“SAI”) for that Fund. In performing investment management services for a Fund, the Manager provides the Fund with ongoing investment guidance, policy direction (including oral and written research), monitoring of any Sub-Adviser to the Fund, analysis, advice, statistical and economic data and judgments regarding individual investments, general economic conditions and trends and long-range investment policy. Under the Investment Advisory Agreement, the Manager may engage one or more Sub-Advisers to provide purchase

2 As of the date of that this Application was filed, GFL had not been offered for sale.

3 See Grail Advisors, LLC and Grail Advisors' Alpha ETF Trust, ICA Rel. Nos. 28571 (Dec. 23, 2008) (notice) and 28604 (Jan. 16, 2009) (order) (“ETF Order”) and Exchange-Traded Funds, ICA Rel. No. 28193 (March 11, 2008) (“ETF Rule Proposal”).

4 of 36

and sale recommendations4 to the Manager or to the Funds, as the case may be, for all or any portion of the portfolio of a Fund.

The Manager monitors the performance of Funds and continuously reviews, supervises and administers their investment recommendations or advice, subject to the direction of, and policies established by, the Board. The Manager will recommend to the Board whether a Fund should continue to employ or terminate any Sub-Adviser to that Fund. The Manager will be responsible for identifying prospective Sub-Advisers for each Fund and recommending them to the Board. Some of these Sub-Advisers may be Affiliated Sub-Advisers. As noted above, the relief requested hereby will not extend to Affiliated Sub-Advisers.

With respect to the Funds, the Manager exercises considerable authority in (i) establishing and/or modifying the investment parameters for each of the Funds and (ii) assuring that each Sub-Adviser is making appropriate purchase and sale recommendations to the Manager or to the Funds, as the case may be, within the applicable parameters that are in effect at any given time. The Manager makes recommendations to the Board with respect to the retention of each Sub-Adviser based on the Manager’s continuing evaluation of the Sub-Adviser’s performance, as well as the Sub-Adviser’s fees and services in relation to other investment advisers performing similar services. In evaluating a Sub-Adviser, the Manager may examine, among other criteria, the nature of the advice provided by the Sub-Adviser, the historical performance of the Sub-Adviser, and the Sub-Adviser’s reputation in the investment community.

From time to time, the Manager may recommend that the services of a Sub-Adviser be terminated. The criteria for termination may include, but are not necessarily limited to, the following:

4 All references in the application to “purchase and sale recommendation or advice” are also intended to refer to recommendations to hold or retain current portfolio positions.

5 of 36

(1)     departure of key personnel from the Sub-Adviser;

(2)     acquisition of the Sub-Adviser by a third party;

(3)     inadequate investment, trading or other processes that could result in inconsistent index tracking or poor performance in an actively managed portfolio;

(4)     failure to cooperate with the Manager of the Fund with respect to compliance matters;

(5)     unfavorable fees relative to other similarly qualified investment advisers; and

(6)     other reasons as, from time to time, may be applied.

D.     Sub-Advisers

The specific investment decisions for each Fund are made by the Manager based on purchase and sale recommendations from one or more Sub-Advisers or, at the discretion of the Manager, by the Sub-Advisers themselves with respect to the portion of any Fund portfolio allocated to them. Each Sub-Adviser is and will be an “investment adviser” (as such term is defined in Section 2(a)(20) of the 1940 Act). Further, each Sub-Adviser is and will be registered as an investment adviser under the Advisers Act. In return for providing the sub-advisory services, such Sub-Adviser’s will be paid a fee (“Sub-Advisory Fee”) out of the Advisory Fee that each Fund pays to the Manager.

E.     Investment Advisory Agreements

The terms of each Investment Advisory Agreement comply with Section 15(a) of the 1940 Act and have been approved by the Board (including a majority of the Independent Board Members) and the shareholders of the Fund at the time and in the manner required by Sections

6 of 36

 15(a) and (c) of the 1940 Act and Rule 18f-2 under the 1940 Act, to the extent required thereunder.5

F.     Manager-of-Managers Arrangement

It is proposed that each Fund operate in a manner that is different from a traditional management investment company. Under the proposed manager-of-managers arrangement described herein, the Manager (i) makes specific investment decisions for each Fund based on purchase and sale recommendations from one or more Sub-Advisers selected by the Manager to focus on all or a portion of the assets of the Fund; or (ii) at the discretion of the Manager, oversees and monitors the portfolio selections of a Sub-Adviser that has the authority to make purchase and sale decisions on behalf of a Fund with respect to all or a portion of the Fund’s assets allocated to it. In each case, a Fund could offer investors the benefit of the Manager’s (i) selection and monitoring of all Sub-Advisers engaged by the Manager; (ii) ability to periodically assign and re-assign Sub-Advisers to assist the Manager in making investment decisions for all or a portion of a Fund; (iii) ability to determine to permit one or more Sub-Advisers to make purchase and sale decisions for all or a portion of a Fund; and (iv) ability to allocate and re-allocate assets of a Fund in any proportion among Sub-Advisers or among the Manager and Sub-Advisers. Under this framework, the Manager may recommend and, if the Board, including a majority of Independent Board Members, approves the recommendation, retain one or more Sub-Advisers for a Fund. For those Funds where the Sub-Adviser has been granted authority by the Manager to make purchase and sale decisions on behalf of all or a portion of the assets of the Fund, such a recommendation may be in the context of transferring responsibility

5 When this Application refers to approval by shareholders, or any other action by shareholders pursuant to Section 15(a) of the 1940 Act, such approval or action will require the favorable vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act, of the applicable Fund.

7 of 36

from one Sub-Adviser to another or appointing a Sub-Adviser for assets as to which no Sub-Adviser had previously been responsible. Each Sub-Adviser will be responsible for continuously reviewing, supervising and administering the investment recommendations or advice provided to the Manager or to the Fund, as the case may be, with respect to all or a portion of the Fund’s assets assigned to such Sub-Adviser.

The Board will rely upon the Manager to monitor each Sub-Adviser’s performance in order to assure that the investment recommendations or advice the Sub-Adviser provides to the Manager or to a Fund, as the case may be, is consistent or complies with the applicable Fund’s investment objective, policies and restrictions, and to recommend the retention or termination of Sub-Advisers. As discussed above, the Manager may also directly manage all or a portion of the assets of a Fund.

Whenever required by Section 15(c) of the 1940 Act, the Board will request, and the Manager and each Sub-Adviser will furnish, such information as may be reasonably necessary to evaluate the terms of the Investment Advisory Agreement and Sub-Advisory Agreements. Among other things, the Board will have been advised that a portion of the Advisory Fee charged by the Manager under the Investment Advisory Agreement for the Funds will be paid by the Manager to the applicable Sub-Advisers. The Board will have been provided with, and will evaluate, information concerning the rate of the fees paid to the Manager and by the Manager to each applicable Sub-Adviser. The information provided to the Board will be maintained as part of the minute book records of each Fund pursuant to Rule 31a-1 under the 1940 Act and available to the Commission in the manner prescribed by the 1940 Act. Each Sub-Adviser will also be expected to provide in-person reports to the Board from time to

8 of 36

time. The Board will comply with the Board action requirements of Section 15(c) of the 1940 Act before entering into or materially amending any Sub-Advisory Agreement.

If the Order requested herein is granted, each Manager and Fund may enter into and materially amend the Sub-Advisory Agreements without approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act, of the Fund. A Fund will not rely on the Order if the operation of the Fund, in the manner described in this Application, has not been approved as provided in condition 1 set out in Section IV below.

III.     APPLICABLE LAW AND REQUEST FOR RELIEF

A.     Shareholder Voting

1.     Applicable Law

Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract . . . which has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Rule 18f-2(c)(1) states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.” These provisions, taken together, would require the shareholders of a Fund to

9 of 36

approve any new Sub-Advisory Agreement or material amendment to an existing Sub-Advisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons set forth in Section III.B.2, and subject to the conditions set forth in Section IV below, Applicants seek an exemption from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, in each case to the extent necessary to permit each Manager and each Fund, subject to the approval of the applicable Board, including a majority of the Independent Board Members, and without approval by the vote of a majority of the outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of the Fund, to: (a) select new or additional Sub-Advisers for the Fund; (b) enter into and materially modify existing Sub-Advisory Agreements; and (c) terminate and replace Sub-Advisers.

2.     Legal Analysis in Support of Relief Requested

a.     Necessary or Appropriate in the Public Interest

A principal purpose of Section 15(a) is to prevent a change of a management investment company’s investment adviser without shareholder approval. In the case of a traditionally managed investment company, the investment adviser is a single external entity that employs one or more individuals as portfolio managers to make investment decisions. The investment adviser

10 of 36

is free to retain or dismiss portfolio managers without board or shareholder approval. In the case of the Funds, the Manager, having established an investment program for the Funds, will select, supervise and evaluate one or more Sub-Advisers which, in turn, will provide the Manager with purchase and sale recommendations for the Funds or, at the discretion of the Manager, the Sub-Advisers may make the day-to-day investment decisions for all or a portion of the Funds. Applicants believe that this service will provide benefits to the Funds’ shareholders because the Manager will be able to select those Sub-Advisers who have distinguished themselves through successful performance in the particular market sectors in which the Funds invest or with respect to particular investment strategies that may be beneficial to the Funds.

From the perspective of the investor, the role of the Sub-Advisers with respect to the Funds will be substantially equivalent to the roles of an investment adviser and its individual portfolio managers with respect to traditionally managed funds. Both the portfolio managers and the Sub-Advisers are concerned principally with the selection of portfolio investments in accordance with the Funds’ investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Funds. Applicants believe that shareholders of the Funds will (i) look to the Manager when they have questions or concerns about a Fund’s management or investment performance, and (ii) expect the Manager and the Board to select the Sub-Adviser(s) for the Funds, as deemed appropriate by the Manager and the Board, just as shareholders of traditionally managed funds expect their investment adviser to hire the portfolio manager(s) that provide the Manager with purchase and sale recommendations and other investment advice. Applicants also believe that shareholders of traditionally managed funds expect the investment adviser to compensate the portfolio managers out of the adviser’s own

11 of 36

assets, and do not expect that either the Board or the shareholders to approve portfolio managers’ compensation packages.

Because the role of the Manager with respect to the Sub-Advisers is functionally equivalent to the role of an investment advisory firm with respect to the portfolio managers that serve as its employees, it is appropriate for the Commission to grant relief from the 1940 Act’s shareholder approval requirements with respect to the Sub-Advisory Agreements. Such requirements, under the circumstances, terms and conditions described in this Application, are not mandated by the purposes of the 1940 Act and place costs and burdens on the Funds and their shareholders that do not correspondingly advance their interests. Such voting rights would merely increase the Funds’ expenses and, in some cases, delay the prompt implementation of actions deemed advisable by the Manager and the Board, both of which results are disadvantageous to shareholders.

Applicants recognize that this Application is novel insofar as it seeks a Multi-manager Exemption for ETFs. Applicants acknowledge that, in the past, the SEC has granted Multi-manager Exemptions almost exclusively to registered open-end funds that operated as traditional mutual funds.6 Applicants understand that these prior Multi-manager Exemptions were based in part on the notion that shareholders of the mutual funds obtaining such exemptions could “vote with their feet” by redeeming their individual shares at net asset value (“NAV”) if they did not approve of a change in subadviser or sub-advisory contract.

6 See Advisors Series Trust, et al., Investment Company Act Rel. Nos. 28175 (Feb. 27, 2008) (notice) and 28201 (Mar. 25, 2008) (order) (recent example of multi-manager relief for traditional open-end management investment company). Cf. Liberty All-Star Equity Fund, et al., Investment Company Act Rel. Nos. 27741 (Feb. 27, 2007) (notice) and 27769 (Mar. 27, 2007) (order) (example of unique multi-manager relief for exchange-listed closed-end fund).

12 of 36

As discussed in the Trust’s application for the ETF Order (“ETF Application”), the Funds would not issue individually redeemable shares; accordingly, Fund shareholders – unlike traditional mutual fund shareholders -- could not tender individual ETF shares to the Funds for redemption at NAV. Instead, as described in the ETF Application, Fund shareholders will generally be able to redeem Fund shares (“Shares”) at NAV only in large aggregations of Shares (“Creation Units”) and, therefore, only shareholders with the financial wherewithal to accumulate such Creation Unit(s) will be able similarly to “vote with their feet” by tendering Shares to a Fund for redemption at NAV.7 Due to the arbitrage mechanism that will be implemented for each Fund, however, which is described in detail in the ETF Application, every Fund shareholder will effectively retain the right to “vote with their feet” because every Fund shareholder will be able to sell individual Shares in the secondary market at negotiated prices that closely track the relevant Fund’s NAV.

Applicants are confident that each Fund’s arbitrage mechanism will work to keep the market price of Shares tracking their NAV because each Fund’s portfolio will be fully transparent. As represented in the ETF Application, the Manager will make known before the opening of trading every day that the Funds are open for business, including as required by Section 22(e) of the 1940 Act (“Business Day”), on the Trust’s website (“Website”) and through other channels, the identities and quantities of portfolio securities and other assets held by each Fund that will form the basis of that Fund’s NAV at the close of trading on that Business Day.8 The SEC itself has acknowledged that such full portfolio transparency facilitates arbitrage in

7 As discussed in the ETF Application, under certain circumstances such as termination of the Trust, the Board may determine to permit Fund shareholders to redeem individual Shares. See ETF Application at note 34.

8 ETF Application at condition A.8.

13 of 36

ETF shares, and Applicants believe that efficient arbitrage will minimize the premium or discount to NAV at which Shares trade in the secondary market.9

As evidence of the effectiveness of an arbitrage mechanism based on full portfolio transparency, Applicants believe it is appropriate for the Commission to consider the experience of index-based ETFs that have relied on full portfolio transparency since 1993 to keep the market price of their shares closely aligned with NAV. As demonstrated by the chart below, which shows the maximum deviation between the market price and NAV of some fully transparent index-based ETFs, the trading history of such ETFs supports the notion that full portfolio transparency minimizes deviations between market price and NAV by facilitating the ETF arbitrage mechanism.10

ETF	Maximum Deviation Between Bid/Ask Price and NAV of ETF[11]
SPDRs (1993 – 2007)	0.02%
Mid Cap SPDRs (1995 – 2007)	0.03%
DIAMONDS (1998 – 2007)	-0.01%
Nasdaq 100 Trust (a/k/a “Cubes”) (1999 – 2007)	-0.08%
PowerShares Dynamic Biotechnology & Genome Portfolio (2005 – 2007)	-0.24%
Rydex S&P Equal Weight ETF (2005 – 2007)	-0.08%

9 See ETF Rule Proposal; SEC Concept Release: Actively Managed Exchange-Traded Funds, ICA Rel. No. 25258 (Nov. 8, 2001). To date the SEC has granted exemptive relief to permit the operation of ETFs whose structures have enabled efficient arbitrage in recognition of the fact that efficient arbitrage minimizes the premium and/or discount to NAV at which their shares will trade in the secondary market. See Transcript of the Open Meeting of the SEC on Exchange-Trade Funds (Mar. 4, 2008) (“Open Meeting Transcript”) .

10 In considering the chart, applicants believe it is important to consider the fact that each deviation reported represents the maximum deviation – and not the average deviation – between each listed ETF’s market price and NAV. Applicants believe that the average deviation over the same period was likely substantially less.

11 The Bid/Ask Price and closing price are accepted measures of an ETF’s market price for purposes of comparison to NAV.

14 of 36

The Funds’ arbitrage mechanism is designed to be identical to that used by the ETFs listed above: Applicants will provide full transparency into the Funds’ portfolios. The effectiveness of the arbitrage mechanism does not depend upon the identity of the Fund’s manager, but rather on the ability of an arbitrageur to recognize that the market price of an ETF’s shares differs from NAV and assemble a Creation Unit for redemption (if undervalued) or the ETF’s portfolio securities for deposit (if overvalued). Applicants have every reason to believe, therefore, that as with existing ETFs, the market price of Shares will closely track their NAV.12

Because of the efficiency with which applicants reasonably expect the Funds’ arbitrage mechanism to operate, Applicants do not believe that a change of Sub-Adviser(s) would affect the market price of Shares. Applicants understand that there might be a concern that market sentiment regarding an incoming and/or outgoing Sub-Adviser could affect the market price – though not the NAV – of a Fund’s Shares.13 Applicants believe, however, that such market sentiment would not affect the market price for Shares in any lasting or meaningful way because any deviation in the market price from NAV would immediately create transparent arbitrage opportunities for investors, permitting them, when a Fund’s per Share NAV is less than market price, to purchase Creation Units of Shares and sell them on the open market for a profit or, when a Fund’s per Share NAV is greater than market price, to redeem Creation Units of Shares for a profit.

Furthermore, the functioning of existing actively managed ETFs suggests that any change by a Fund of Sub-Advisers should not negatively impact the arbitrage mechanism or otherwise

12 ETF Application at 24. Based on the premium/discount information available on the ETFs most similar to the Funds, it appears that the maximum deviation between such ETFs’ Bid/Ask Price and NAV is less than 50 bps approximately 75% of the ETFs' Business Days. See, e.g., http://www.invescopowershares.com/products/overview.aspx?ticker=pqz.

13 Because an ETF’s NAV, like a traditional mutual fund’s NAV, is based purely on its portfolio holdings, a change of subadviser(s) should not affect the NAV of an ETF.

15 of 36

lead to a permanent disparity between a Fund’s NAV and the market price of its Shares. In this regard, Applicants believe that it is appropriate for the Commission to consider existing actively managed ETFs for which portfolio managers play the same role as Sub-Advisers do for the Funds. Currently, investors may purchase shares of actively managed ETFs out of a belief in the ETF’s portfolio manager (just as investors may purchase Fund Shares out of a belief in a Sub-Adviser) and may decide to sell those shares if the portfolio manager (or Sub-Adviser) discontinues managing the portfolio. Nevertheless, the SEC’s orders for actively managed ETFs do not preclude an ETF adviser from terminating a portfolio manager due to concerns that such a change of portfolio manager would disrupt the arbitrage mechanism and cause secondary market transactions to occur at a price that materially deviates from NAV. Indeed, such an ETF adviser can terminate a portfolio manager and merely provide shareholders with notice of such change in a supplement to the ETF’s prospectus. In this respect the SEC’s actively managed ETF orders suggest, and indicate that the SEC has concluded, that an ETF adviser’s termination of a portfolio manager would not meaningfully harm the arbitrage mechanism and as a result, retail investors and others who transact in Shares on the secondary market should be able to transact at a market price that closely tracks the relevant Fund’s NAV. For the same reasons and based on the same analysis, the SEC can and should also conclude here that the Multi-manager Exemption requested would not harm the ETF arbitrage mechanism and is appropriate under section 6(c).

Further, without the requested Order, the Funds would face certain risks. To begin, without the requested Order, whenever a new Sub-Adviser needed to be retained by the Trust for a Fund, the Fund’s shareholders would be required to approve the Sub-Advisory Agreement with that Sub-Adviser. In addition, if a Sub-Advisory Agreement were “assigned” as a result of a change of control of the Sub-Adviser, any Fund to which the Sub-Adviser provided sub-

16 of 36

advisory services would need to obtain shareholder approval to continue to retain the existing Sub-Adviser beyond the 150-day interim period allowed under 1940 Act Rule 15a-4. In these cases, the need for shareholder approval would require the Funds to engage in an expensive process that involves calling and holding a shareholder meeting, creating and distributing proxy materials, and soliciting votes from shareholders on behalf of the Funds.

Another risk is that, without the requested Order, the Board may determine that the costs and delay associated with obtaining shareholder approval for a new Sub-Adviser outweigh the benefits of changing Sub-Advisers. Under these circumstances, the Board may determine not to terminate the Sub-Advisory Agreement with a Sub-Adviser that has lost the confidence of the Manager, the Fund and/or the Board regardless of whether such loss of confidence is a function of the Sub-Adviser’s loss of personnel, decreased motivation at the Sub-Adviser resulting from an impending termination of the Sub-Advisory Agreement, or some other factor that has affected or may affect the services to the Fund. Given the nature of the Funds’ operations and investors’ reasons for choosing the Funds, the disadvantages of inaction may not be offset by a commensurate benefit to shareholders.

b.     Consistent with the Protection of Investors

Primary responsibility for management of the Funds, including the selection and supervision of Sub-Advisers, is vested in the Manager, subject to the oversight of the Board. The Investment Advisory Agreement for the Funds will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, including the requirements for shareholder approval. Any changes to a Sub-Advisory Agreement that would result in an increase in the overall Advisory Fee payable by the Funds would remain subject to approval by the Funds’ shareholders. Applicants believe that it is consistent with the protection of investors to vest

17 of 36

the selection and supervision of the Sub-Advisers in the Manager in light of the management structure of the Funds and shareholders’ expectation that the Manager will select the most appropriate Sub-Advisers.

Applicants include a standard condition in this Application that each Fund would disclose in its prospectus the existence, substance and effect of the requested Order. Each Fund intends to ensure that shareholders who purchase Shares in the secondary market receive a prospectus and that Applicants’ prospectus delivery obligation is satisfied by relying on the same mechanisms, which are currently used by traditional open-end funds that are not directly sold and by ETFs, and which are implicitly accepted by the SEC, to deliver disclosure documents to secondary market purchasers.14 In this regard, among other things, Applicants will make each Fund’s prospectus and SAI available on the national securities exchanges, as defined in Section 2(a)(26) of the 1940 Act (“Exchanges”), where Shares are traded, thereby satisfying their prospectus delivery obligation to any Exchange member in connection with a transaction on the Exchange.15 To the extent that the Exchange member to whom the Fund will effectively deliver a prospectus in connection with a sale on the Exchange is not the beneficial owner of the Shares purchased, the obligation to deliver a prospectus to such beneficial owner will fall to the Exchange member and the introducing broker. Applicants, of course, cannot ensure that the Exchange member or broker will deliver a prospectus as required. Because not doing so, however, will result in a

14 Applicants will also post each Fund’s prospectus on the Website.

15 Rule 153 under the Securities Act of 1933 (“1933 Act”). Applicants note that prospectus delivery will not be required in certain instances, including in connection with unsolicited brokers’ transactions and purchases of Shares by an investor who has previously received a prospectus (unless such prospectus has been updated or supplemented in the interim).

18 of 36

violation of the federal securities laws, Applicants believe that it is reasonable for them to rely on the Exchange member and broker to deliver the requisite Prospectus.16

Applicants expect that the Funds will have greater success in satisfying their prospectus delivery obligations than some existing ETFs have had.17 Applicants believe that this is because the Funds will seek to deliver a Prospectus to all secondary market purchasers, whereas certain index-based ETFs have obtained relief from section 24(d) of the Act to permit them to deliver a “product description” rather than a prospectus in connection with secondary market transactions in their shares, and, therefore, have sought to deliver a product description to certain investors and a prospectus to others. Applicants understand that the automated systems used to deliver disclosure documents to secondary market purchasers have certain limitations, however, including that they can only be programmed to deliver one disclosure document in connection with transactions in a particular CUSIP number.18 Applicants understand that this limitation has made it difficult for ETFs that have relief from section 24(d) to deliver the appropriate disclosure document (i.e., product description or prospectus) to different classes of investors. Applicants further understand that this may have resulted in certain secondary market purchasers not receiving an appropriate disclosure document. Applicants largely expect to avoid this problem by working within the delivery systems’ limitations and seeking to deliver a prospectus to all secondary market purchasers of Shares.

16 Applicants understand that, due to the requirement that a prospectus precede or accompany the investment, it is a standard practice among brokers to send a prospectus with every trade confirmation.

17 In light of the relatively novel nature of the relief sought by applicants (i.e., to permit an actively managed ETF), Applicants did not seek relief from section 24(d) and, as a result, effectively agreed in the ETF Application to deliver a prospectus to secondary market purchasers of Shares. As a result of the Summary Prospectus Rule, see supra note 1, Applicants could now satisfy the prospectus delivery requirement with the delivery of a summary prospectus that complies with the new Rule.

18 See Open Meeting Transcript (statement of Commissioner Atkins).

19 of 36

Applicants recognize that, pursuant to the requested Order, the prospectus of each Fund would need to disclose the existence, substance and effect of the Order. Applicants acknowledge that this is a qualitative change in the disclosure required in a Fund’s prospectus under the Order and will ensure that each such Fund’s disclosures satisfy this requirement.

The prospectus and SAI for each Fund will include all required information concerning each applicable Sub-Adviser. In addition to a Fund prospectus and SAI, shareholders of the Funds will be provided with other information about any then-current Sub-Adviser(s). If a new Sub-Adviser is retained, or an existing Sub-Advisory Agreement is materially amended, the Trust will supplement each affected Fund’s prospectus pursuant to Rule 497(e) under the 1933 Act, or file a post-effective amendment to its registration statement to the extent necessary to reflect changes in Sub-Advisers. The Funds will also disclose these changes on the Trust’s Website. Furthermore, the Funds will furnish to shareholders, within 90 days of the date that a Sub-Adviser is appointed, all of the information that would have been provided in a proxy statement, except as provided below with respect to fee disclosure (“Information Statement”).19 The information provided in the Information Statement will satisfy the requirements of Regulation 14C and Schedule 14C under the Securities Exchange Act of 1934, as amended (“1934 Act”), as well as the requirements of Schedule 14A under the 1934 Act, except as provided below with respect to fee disclosure.

In order to deliver an Information Statement to beneficial owners of Shares, Applicants would expect to rely on the same processes currently used by traditional open-end funds that are not directly sold and by ETFs, which processes are implicitly accepted by the SEC, to deliver proxy statements to shareholders. Applicants understand that certain ETFs have employed such

19 Applicants would also post the Information Statement on the Website.

20 of 36

processes to conduct a proxy solicitation.20 As part of such processes, it is Applicants’ understanding that a Fund would send the Information Statement to DTC with a reference to the CUSIP number to which it pertained. DTC, in turn, would electronically send a notice of the Information Statement to record holders of the Fund (“Holders”) on its Participant Terminal Service and request from such Holders the number of Information Statements required for delivery to beneficial owners. At the same time, the Fund could enlist the services of ADP and provide ADP with copies of the Information Statement.21 Holders could then opt either to receive Information Statements from the Fund for direct mailing to beneficial owners or to provide ADP with mailing information or account identifiers (through which ADP could retrieve mailing information) for beneficial owners. To the extent that a Holder opted to receive Information Statements for mailing to beneficial owners, the responsibility for completing such mailing would fall to the Holder. To the extent that a Holder opted to provide mailing information or account identifiers to ADP, the responsibility for carrying out such mailing would fall to ADP.

c.	Consistent with the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act

The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser

20 See SEC Accession No. 0000891554-01-505661 (2001 proxy solicitation by iShares Trust to elect board of trustees) and SEC Accession No. 0001193125-05-114026 (2005 proxy solicitation by iShares Trust and iShares, Inc. to, among other things, approve advisory agreement of ETF).

21 Applicants note that the shareholder servicing division of ADP has recently been renamed Broadridge Financial Solutions, Inc. Accordingly, references herein to ADP may be read to mean Broadridge Financial Solutions, Inc.

21 of 36

shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.

Each Fund’s Investment Advisory Agreement will be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. In a traditionally structured registered investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment because shareholders of the investment company are relying on the investment adviser for the fund’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Manager and Board of a Fund. Eliminating the requirement of shareholder approval in such case would be consistent with the policy and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation on behalf of a Fund. In the circumstances described in this Application, the proxy solicitation would provide no more meaningful information to investors than the Information Statement.

B.     Disclosure of Sub-Advisers’ Fees

1.     Applicable Law

a.     Registration Statements

Item 14(a)(3) of Form N-lA requires a fund to disclose in its SAI the method of computing the advisory fee payable by the fund, including the “total dollar amounts that the fund paid to the adviser...under the investment advisory contract for the last three fiscal years.” This provision may require each Fund to disclose the fees the Manager pays to each Sub-Adviser. An

22 of 36

exemption is requested, therefore, to permit each Fund to disclose (as both a dollar amount and as a percentage of such Fund’s net assets) (i) the aggregate fees paid to the Manager and any Affiliated Sub-Advisers, and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (the items in (i) and (ii) herein, collectively, “Aggregate Fee Disclosure”). For any Fund that employs an Affiliated Sub-Adviser, the Fund will provide separate disclosures of any fees paid to an Affiliated Sub-Adviser.

b.     Proxy Statements

Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-l under the 1940 Act, sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).

23 of 36

These provisions may require the Funds to disclose the fees the Manager pays to each Sub-Adviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract. An exemption is requested to permit the Funds to include only Aggregate Fee Disclosure, as provided herein.

c.     Semi-Annual Reports

Item 48 of Form N-SAR requires a fund to disclose in its semi-annual reports the rate schedule for fees paid to investment advisers. The item may require the Funds to disclose the fees that are paid to the Sub-Advisers. An exemption is requested to permit each Fund to include only the Aggregate Fee Disclosure.

d.     Financial Statements

Sections 6-07(2)(a), (b), and (c) of Regulation S-X require investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require the financial statements of the Funds to include information concerning fees paid to Sub-Advisers. An exemption is requested to permit each Fund to include only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b), and (c) of Regulation S-X will be disclosed.

2.     Legal Analysis in Support of Relief Requested

Applicants believe that relief from the foregoing disclosure requirements should be granted for the following reasons: (1) the Manager will operate the Funds using the services of one or more Sub-Advisers in a manner that is quite different from that of traditionally-managed investment companies such that disclosure of the fees that the Manager pays to each Sub-Adviser will not serve any meaningful purpose; (2) the relief would benefit shareholders by

24 of 36

enabling the Funds to operate more efficiently; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns with respect to the Funds.

As noted, the Manager operates the Funds using sub-advisory services that are different from those of traditionally-managed investment companies. By investing in such a Fund, shareholders hire the Manager to manage the Fund’s assets by using its investment adviser selection and monitoring process to select Sub-Advisers. The Manager, under the overall supervision of the Board, takes responsibility for overseeing the Sub-Advisers and recommends their hiring, termination, and replacement. In return for its services, the Manager receives the Advisory Fee from each Fund out of which the Manager compensates the Sub-Advisers for their sub-advisory services to the Manager or the Fund. Disclosure of the fees that the Manager pays to each Sub-Adviser will not serve any meaningful purpose since investors pay the Manager to retain and compensate the Sub-Advisers. Indeed, in a more conventional arrangement, the fees negotiated between the Manager and the Sub-Advisers would be the equivalent of the salary and bonus arrangements that an investment adviser negotiates with its employees who are portfolio managers.22

The requested relief would benefit Fund shareholders because it would improve the Manager’s ability to negotiate the fees paid to Sub-Advisers. Many investment advisers charge their customers for advisory services according to a “posted” fee schedule. While investment advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, advisers are reluctant to do so where the negotiated fees are

22 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were adopted in 2004. See ICA Rel. No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Fund relying on the Order, the SAI will describe the structure and method used to determine the compensation received by each Sub-Adviser to the Fund.

25 of 36

disclosed to other prospective and existing customers. The requested relief will allow the Manager to negotiate more effectively with each individual Sub-Adviser if the fees finally agreed upon by a Sub-Adviser will not be required to be disclosed to other Sub-Advisers.

C.     Precedent

The relief requested in this Application is substantially similar to other relief from the shareholder voting requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act granted recently by the Commission. See, e.g., Unified Series Trust and Envestnet Asset Management, Inc., ICA Rel. Nos. 28071 (Nov. 30, 2007) (notice) and 28117 (Dec. 27, 2007) (order); JNF Advisors, Inc. and Northern Lights Variable Trust, ICA Rel. Nos. 28010 (Oct. 02, 2007) (notice) and 28038 (Oct. 29, 2007) (order); Trust for Professional Managers, Inc., et al., ICA Rel. Nos. 27964 (Aug. 31, 2007) (notice) and 27995 (Sep. 26, 2007) (order); AARP Funds, et al., ICA Rel. Nos. 27918 (July 31, 2007) (notice) and 27956 (Aug. 28, 2007) (order); First Investors Equity Funds, et al., ICA Rel. Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); First American Investment Funds, Inc., et al., ICA Rel. Nos. 27818 (May 04, 2007) (notice) and 27846 (May 30, 2007) (order); Old Westbury Funds, Inc. and Bessemer Investment Management LLC, ICA Rel. Nos. 27807 (Apr. 27, 2007) (notice) and 27837 (May 23, 2007) (order); Forward Funds, et al., ICA Rel. Nos. 27777 (Apr. 05, 2007) (notice) and 27814 (May 01, 2007) (order); New River Funds and New River Advisers LLC, ICA Rel. Nos. 27653 (Jan. 03, 2007) (notice) and 27690 (Jan. 30, 2007) (order); Forum Funds and Absolute Investment Advisers, ICA Rel. Nos. 27605 (Dec. 20, 2006) (notice) and 27665 (Jan. 18, 2007) (order); MainStay Funds, et al., ICA Rel. Nos. 27595 (Dec. 11, 2006) (notice) and 27656 (Jan. 08, 2007) (order); Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation, ICA Rel. Nos. 27584 (Nov. 21, 2006) (notice) and 27604 (Dec. 19, 2006)

26 of 36

(order); Allegiant Funds, ICA Rel. Nos. 27551 (Nov. 13, 2006) (notice) and 27596 (Dec. 11, 2006) (order); Quaker Investment Trust and Quaker Funds, Inc., ICA Rel. Nos. 27494 (Sept. 20, 2006) (notice) and 27519 (Oct. 17, 2006) (order); Northwestern Mutual Series Fund, Inc. and Mason Street Advisors, LLC, ICA Rel. Nos. 27485 (Sept. 19, 2006) (notice) and 27520 (Oct. 17, 2006) (order).

IV.     CONDITIONS TO RELIEF

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.     Before a Fund may rely on the requested Order, the operation of the Fund in the manner described in this Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund’s shares to the public.

2.     Each Fund will disclose in its prospectus the existence, substance and effect of the Order. In addition, each Fund will hold itself out to the public as employing the management structure described in this Application. The prospectus will prominently disclose that its Manager has ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisers and to recommend their hiring, termination, and replacement.

3.     Within 90 days of the hiring of a new Sub-Adviser, the Manager will furnish shareholders all information about the new Sub-Adviser that would be included in a proxy statement, except as modified to permit the Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of

27 of 36

the new Sub-Adviser. To meet this obligation, the Fund will provide shareholders of the applicable Fund within 90 days of hiring a new Sub-Adviser with an Information Statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified to permit the Aggregate Fee Disclosure.

4.     The Manager will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.     At all times, at least a majority of the Board will be Independent Board Members and the nomination of new or additional Independent Board Members will be at the discretion of the then-existing Independent Board Members.

6.     When a change of Sub-Adviser is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of such Fund and its shareholders and does not involve a conflict of interest from which the Manager or an Affiliated Sub-Adviser derives an inappropriate advantage.

7.     The Manager will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets and, subject to review and approval by the Board, will, for each Fund: (i) set the Fund’s overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to provide purchase and sale recommendations to the Manager or investment advice to all or a part of the Fund’s assets; (iii) when appropriate, assign and re-assign the Fund’s asset class among multiple Sub-Advisers; (iv) when appropriate, allocate and reallocate the Fund’s assets among multiple Sub-Advisers; (v) monitor and evaluate the Sub-Advisers’ performance; and (vi)

28 of 36

implement procedures reasonably designed to ensure compliance by the Sub-Adviser(s) with the Fund’s investment objectives, policies and restrictions.

8.     No director, trustee or officer of the Trust or a Fund, or director or officer of the Manager, will own directly or indirectly (other than through a pooled investment vehicle over which such person does not have control) any interest in a Sub-Adviser except for: (i) ownership of interests in the Manager or any entity that controls, is controlled by, or is under common control with the Manager; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

9.     Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

10.     Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, has been and will continue to be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

11.     In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the requested Order, the requested Order will expire on the effective date of that rule.

12.     The Manager will provide the Board, no less frequently than quarterly, with information about the profitability of the Manager on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

29 of 36

13.     Whenever a Sub-Adviser is hired or terminated, the Manager will provide the Board with information showing the expected impact on the profitability of the Manager.

V.     PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the cover of this Application. Applicants further state that all written or oral communications concerning this Application should be directed and copied to the persons listed on the cover page of this Application.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

VI.     CONCLUSION

For the reasons and subject to the conditions set forth above, Applicants submit that the issuance by the Commission of the requested Order pursuant to Section 6(c) of the 1940 Act is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

By:	Grail Advisors, LLC

/s/ William M. Thomas
William M. Thomas
Chief Executive Officer

Grail Advisors ETF Trust

/s/ William M. Thomas
William M. Thomas
Principal Executive Officer

30 of 36

AUTHORIZATION

Grail Advisors, LLC

In accordance with Rule 0-2(c) under the Act, William M. Thomas states that all actions necessary to authorize the execution and filing of this Application by Grail Advisors, LLC have been taken, and that as Chief Executive Officer thereof, he is authorized to execute and file the same on behalf of Grail Advisors, LLC.

/s/ William M. Thomas	5/15/09
William M. Thomas	Date
Chief Executive Officer

AUTHORIZATION

Grail Advisors ETF Trust

In accordance with Rule 0-2(c) under the Act, William M. Thomas, in his capacity as Principal Executive Officer of Grail Advisors ETF Trust, states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as Principal Executive Officer of the Trust and pursuant to the following resolutions adopted by the Board of Trustees of the Trust on March 18, 2009:

RESOLVED: That Grail is hereby authorized to submit an application, and any amendments thereto, to the [SEC] requesting an order under Section 6(c) of the 1940 Act, granting an exemption from Section 15(a) of the 1940 Act and Rule 18f-2 and certain disclosure requirements under the 1940 Act to permit Grail to operate the Funds as multi-manager funds in which structure Grail could engage new or additional subadvisers for the series, enter into and materially amend existing subadvisory agreements for the series and terminate/replace subadvisers for the series.

FURTHER RESOLVED: That all actions of Grail and the officers of the Trust to file such applications and amendments prior to this meeting are hereby ratified and approved.

FURTHER RESOLVED: That the officers of Trust be, and hereby are, authorized to take all reasonable action to implement this resolution.

/s/ William M. Thomas	5/15/09
William M. Thomas	Date
Principal Executive Officer

VERIFICATION

Grail Advisors, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Grail Advisors, LLC, that he is Chief Executive Officer of such entity and as such is authorized to sign the Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ William M. Thomas
William M. Thomas
Dated: May 15, 2009

VERIFICATION

Grail Advisors ETF Trust

Each undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Grail Advisors ETF Trust, that he is the Principal Executive Officer of the Trust and as such is authorized to sign the Application on its behalf, and that all actions taken by the Board of Trustees, officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ William Thomas
William M. Thomas
Dated: May 15, 2009